UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Actel Corporation

(Name of Subject Company (Issuer))

Artful Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$684,848,486.16	$48,829.70

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 32,799,257 shares of common stock, $0.001 par value per share, of Actel Corporation (“Seller”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A., as amended (such rights together with the shares of common stock, the “Company Shares”), at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. As of September 30, 2010, such Company Shares consisted of (i) 25,916,764 shares of common stock of Seller that were issued and outstanding; (ii) 5,153,974 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options, (iii) 328,869 shares of common stock subject to outstanding restricted stock units and (iv) 1,399,650 shares of common stock subject to stock appreciation rights.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2011, issued by the Securities and Exchange Commission on September 30, 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,829.70	Filing Party: Microsemi Corporation and Artful Acquisition Corp.

Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.	☐Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.	☒Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

CUSIP No. 004934105
1.	Name of reporting person Microsemi Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,099,124(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,099,124(1)
11.	Aggregate amount beneficially owned by each reporting person 30,099,124
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 90.5%(2)
14.	Type of reporting person CO

(1)	Includes Company Shares (as defined below) tendered in the Offer (as defined below) and Company Shares acquired pursuant to the exercise of the Top-Up Option (as defined below).
(2)	Based on 33,271,083 shares of common stock outstanding as of November 2, 2010, as reported by Actel Corporation, and after giving effect to the issuance of Company Shares pursuant to the Top-Up Option.

13D

CUSIP No. 004934105
1.	Name of reporting person Artful Acquisition Corp.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,099,124(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,099,124(1)
11.	Aggregate amount beneficially owned by each reporting person 30,099,124
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 90.5%(2)
14.	Type of reporting person CO

(1)	Includes Company Shares (as defined below) tendered in the Offer (as defined below) and Company Shares acquired pursuant to the exercise of the Top-Up Option (as defined below).
(2)	Based on 33,271,083 shares of common stock outstanding as of November 2, 2010, as reported by Actel Corporation, and after giving effect to the issuance of Company Shares pursuant to the Top-Up Option.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 4, 2010 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on October 12, 2010, that certain Amendment No. 2 filed on October 18, 2010 and that certain Amendment No. 3 filed on October 26, 2010, the “Schedule TO”), by (i) Artful Acquisition Corp., a California corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Company Stock”) of Actel Corporation, a California corporation (“Seller”), together with the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement (as amended, the “Rights Agreement”), dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A. (which rights together with the shares of Company Stock are hereinafter collectively referred to as “Company Shares”), or such reduced amount of Company Shares as described in the Schedule TO, at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on November 1, 2010. Based on preliminary information provided by the Depositary, 23,099,124 Company Shares were validly tendered and not withdrawn in the Offer, representing approximately 87.9% of Seller’s outstanding Company Shares. Purchaser accepted for payment all Company Shares validly tendered in the Offer in accordance with the terms of the Offer and will promptly pay for such Company Shares.

Purchaser exercised its Top-Up Option pursuant to the terms of the Merger Agreement to acquire 7,000,000 newly issued Company Shares at a purchase price per share equal to the Offer Price.

Following the expiration of the Offer and the exercise of the Top-Up Option, Purchaser owned more than 90% of the outstanding Company Shares (excluding Company Shares tendered through guaranteed delivery procedures and not yet delivered) and in accordance with the Merger Agreement and the CGCL’s “short-form” merger statute, Purchaser was merged with and into Seller with Seller continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Company Share outstanding (other than Company Shares owned by Seller, Parent, Purchaser, or any direct or indirect wholly owned subsidiary of Parent or Seller, or held by shareholders who properly demand and perfect dissenters’ rights under the CGCL) was converted into the right to receive $20.88, net to the selling shareholder in cash, without interest and less any required withholding taxes. Following the Merger, the Company Shares will no longer be listed on the NASDAQ Global Market.

On November 2, 2010, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E), and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read:

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 4, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 4, 2010.*

(a)(5)(C)	Microsemi Corporation Slide Presentation for Employees of Actel Corporation presented on October 4, 2010*

(a)(5)(D)	Transcript of Conference Call held by Microsemi Corporation on October 4, 2010*

(a)(5)(E)	Press Release issued by Microsemi Corporation on November 2, 2010.

(b)(1)	Commitment Letter, dated October 1, 2010, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(d)(1)	Agreement and Plan of Merger, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and Actel Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(d)(2)	Tender and Support Agreement, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and certain shareholders of Actel Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2010	Artful Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 2, 2010	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 4, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 4, 2010.*

(a)(5)(C)	Microsemi Corporation Slide Presentation for Employees of Actel Corporation presented on October 4, 2010*

(a)(5)(D)	Transcript of Conference Call held by Microsemi Corporation on October 4, 2010*

(a)(5)(E)	Press Release issued by Microsemi Corporation on November 2, 2010.

(b)(1)	Commitment Letter, dated October 1, 2010, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(d)(1)	Agreement and Plan of Merger, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and Actel Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(d)(2)	Tender and Support Agreement, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and certain shareholders of Actel Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.